Accelera Innovations Fund I, LLC

20511 Abbey Drive

Frankfort, Illinois 60423

Phone: (651) 270-8264

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Monday, November 2nd, 2015

Dear Ms. Emily Drazan,

Please withdraw our SEC Form 1-A submitted on 2015-09-10 for Accelera Innovations Fund I, LLC. (SEC File Numbers 024-10479 & 024-10478).

It is our intention not to proceed with a Regulation A Offering for Accelera Innovations Fund I, LLC at this time.

Thank you,

Geoff Thompson

Managing Member

Accelera Innovations Fund I, LLC